04046084

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austal Limited

*CURRENT ADDRESS 100 Clarence Beach Road
Henderson 6166
Western Australia

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34830 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: GBS
DAT : 11/10/04

82-34830

RECEIVED
2004 NOV -5 P 4:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
6-30-03

AUSTAL LIMITED

Annual Report 2003

AUSTAL LIMITED *Annual Report 2003*

ABN 73 009 250 266

Contents

2003/2004 Calendar of Events

Annual General Meeting

The Annual General Meeting of shareholders will be held at 3.00 pm on 24th October 2003 at the Fremantle Sailing Club, "Success Harbour", Marine Terrace, Fremantle.

Chairman's Report

As Executive Chairman and largest shareholder, I am disappointed with the results of the past year, in particular the substantial budget overruns at Austal USA and Oceanfast. Despite this, the Board and Management remain convinced that diversification was essential for business stability and growth and have confidence in the direction and long-term benefits of this strategy.

In the five years since publicly listing, Austal has extended the successful, dynamic approach evidenced in its fast ferry sector to the pursuit of opportunities across a more extensive range of markets. This has been challenging and the rewards are not always readily apparent. This is certainly the case this year. Austal's ability to overcome these challenges has positioned the company more favourably in the market for future success.

Notwithstanding the tough year, there have been some very positive outcomes, namely:

- Austal's significant role in one of three teams awarded contracts for the preliminary design of the US Navy's Littoral Combat Ship project. This highlights the importance of the company's expansion into the US shipbuilding market.

- Securing a contract to build the world's largest high-speed aluminium trimaran, a 126 metre ferry. Austal's trimarans are a tangible demonstration of the company's global leadership achieved through ongoing product evolution. The investment made in their development enhances Austal's opportunities in both the commercial and military fast ship markets.

- The successful delivery of Oceanfast's largest world-class luxury motor yacht, which will serve as an ongoing ambassador for the Group's capabilities for many years to come.

- Receiving two separate export patrol boat contracts, reflecting Austal's growing stature in the global military and patrol vessel markets.

These successes demonstrate Austal's ability to achieve growth through the pursuit of new opportunities and the business practices and assets are in place that will enable this to continue.

Shipbuilding is a business where there is almost no substitute for experience. Austal's employees are its main assets, and while diversification has had the benefit of maintaining a more stable workforce, it has also resulted in large outlays associated with developing new skills, particularly at Austal USA and Oceanfast. The benefits of this are clearly demonstrated in Oceanfast's ability to deliver a truly world-class luxury motor yacht.

On behalf of the Board and Management I would like to thank all staff for their collective expertise, drive and enthusiasm. These attributes are very powerful tools that will continue to contribute to the company's ability to grow.

JOHN ROTHWELL
EXECUTIVE CHAIRMAN

Management Discussion and Analysis

The consolidated operating loss after tax and outside equity interest for the year of $18.7 million was largely due to losses on the luxury motor yacht operations of $18.0 million and the USA operations of $12.9 million. This loss follows the record profit recorded for the 2002 financial year. The Australian commercial and military vessel construction operations continued to be profitable.

The luxury yacht results are a consequence of excessive costs incurred in obtaining sufficient skilled labour to complete the vessels efficiently. Extensive use of subcontractors and rework was required to achieve completion. This was compounded by an underestimation of the complexity of the vessels.

The cost of developing our workforce in the US has exceeded expectations, primarily as a result of lower than anticipated labour productivity levels and the consequent demands on training. Inexperience with the Classification requirements in the USA resulted in delays and rework in the first half of the year. In addition, marketing expenditure was substantially increased, particularly in relation to the military market.

The operating results were also adversely affected by a $3.7 million provision for the Austal Group Management Share Plan loans following the decline in the market price of Austal shares.

Year ended 30 June	2003	2002
	$M	$M
Revenue	307.7	343.6
EBITDA	(34.8)	37.9
Depreciation & Amortisation	(4.6)	(4.4)
EBIT	(39.4)	33.5
Net Interest Received	2.7	1.6
Operating Profit Before Tax	(36.7)	35.1
Tax Benefit/(Expense)	12.5	(5.9)
Operating Profit After Tax	(24.2)	29.3
Outside Equity Interests	5.5	1.1
Net Profit After Tax and OEI	(18.7)	30.4
% EBIT/Sales	(12.8)	10.0
Earnings Per Share (cps)	(9.7)	16.3
Net Assets	113.5	134.6
Return on Equity (%)	(16.5)	22.6

The revised Accounting Standard AASB 1012 "Foreign Currency Translation" was adopted, which resulted in an increase in "Other Assets" of $28.1 million with an increase in "Payables" of $27.6 million.

Long-term funding of $8.4 million, secured by a third party guarantee, was arranged to fund part of the long-term receivables relating to vessel construction contracts.

COMMERCIAL AND MILITARY VESSELS

In July 2002, Venezuelan ferry operator, Conferry, took delivery of its second 86 metre vehicle-passenger catamaran.

In a further affirmation of Austal's leading position in the market for large high-speed ferries, an order for a similar 86 metre catamaran was received in September 2002 from Canadian American Transportation Systems. This was an important breakthrough for Austal Ships as it is its first contract for the North American market. Scheduled for delivery in March 2004, the vessel will operate between the ports of Rochester, New York, and Toronto, Canada.

In support of Austal's competency and leading-edge technology in the construction of patrol boats, a Government in the Middle East contracted to purchase ten 37.5 metre monohull patrol boats which will be delivered between June and December 2004. In addition, the Government of Kuwait placed an order for three 22 metre Coast Guard vessels which are scheduled for delivery in October 2003.

Following the delivery of three 47.5 metre passenger catamarans to Hong Kong-based New World First Ferry in October 2002, a related company placed an order for a further two 41 metre harbour-cruise catamarans in November 2002.

In March of this year, Austal secured an order from an Australian company, Kangaroo Island SeaLink Pty Ltd, for a 49.9 metre vehicle-passenger ferry that will operate from mainland South Australia to Kangaroo Island.

Two significant contracts were signed during the year with Spanish ferry operator Fred. Olsen, S.A. The first vessel is a 66 metre vehicle-passenger catamaran ordered in December 2002 and scheduled for delivery September 2003. The second vessel, a 126.7metre cargo-vehicle-passenger trimaran, is a major design achievement that will provide better passenger comfort as a result of its superior seakeeping.

LUXURY MOTOR YACHTS

Oceanfast's largest world-class luxury motor yacht to date, the 69.5 metre "Aussie Rules" built for Greg Norman, was delivered in January 2003 and a 54.0 metre steel-hulled motor yacht was delivered in July 2003. Other vessels for delivery prior to the end of the 2003 calendar year are a 56.5 metre steel hulled motor yacht and a 53 metre aluminium motor yacht.

An order for a 58 metre motor yacht placed in August 2002 was later cancelled as the buyer was unable to raise the necessary finance to complete construction. The buyer paid for all work undertaken on the project.

In addition to the substantially increased level of luxury yacht expertise now existing in the group, a number of structural changes, particularly in relation to project management, have been implemented in response to the unacceptable results. A vessel currently under construction is displaying substantially improved results.

While the financial performance relating to the completed yachts is disappointing, the quality of the vessels is rapidly earning Oceanfast a place among the world's premium luxury motor yacht builders.

The market for luxury motor yachts has declined as a result of the lead up to the war in Iraq and the uncertainty with the US economy. In the event that an order for a luxury motor yacht is not obtained after completion of the current order book, the workforce can be readily utilised in the construction of commercial and military vessels for which the order intake has been strong.

AUSTAL USA

It has become increasingly apparent that the US military requirement for high speed vessels within Austal's area of expertise has significant potential for Austal USA.

The focus within this business, therefore, is to develop operating capability in a structured way so that skilled resources are available as opportunities arise.

Austal USA delivered a 34 metre dinner-cruise vessel in December 2002 and a 41 metre dinner-cruise yacht in May 2003.

A 43 metre passenger ferry for operation in New York was delivered shortly after year end.

In June 2003, a contract was signed for a 58 metre vehicle ferry for delivery in May 2004. This will be the largest ferry built by Austal USA to date and provides an important platform to increase resources.

The company has entered into a Teaming Agreement with a General Dynamics' subsidiary company to tender for a project to supply Littoral Combat Ships (LCS) to the United States Navy. Under the Teaming Agreement, Austal is to be responsible for the construction of the ship platforms excluding the military equipment. The team has been awarded one of three contracts, together with two other tenderers, to undertake a preliminary vessel design for the project. It is expected that up to two of the three short-listed teams will be awarded contracts to build vessels. The US Navy has identified the need for a total of nine LCS vessels by 2009. The total number of LCS vessels required is reported to be up to 57 over the next 15 years.

ENVIRONMENTAL PERFORMANCE

Austal continues to focus on global environmental legislation that affects the operational requirements of clients' vessels. During the year the company has successfully met the criteria relating to external noise requirements, complied with the Montreal Protocol, which governs the protection of the ozone layer by ensuring the use of approved gases, and regulated its paint and antifouling suppliers to guarantee that only authorised products are used. In addition, Austal's Research and Development department has investigated and developed a wash minimising hull form that is suitable for use in environmentally sensitive areas.

PEOPLE

The product diversification strategy continues to enable the Group to maintain its skilled workforce with total employee numbers steady at approximately 1800. Virtually all the Australian workforce is now registered under the jurisdiction of a Federal Workplace Agreement.

Training has been integral to Austal's development since the start of the company and remains so today. There are currently 209 apprentices and trainees in the Group, including 27 in the USA. Considerable effort has been applied during the year to the selection and training of project management teams with a focus on improving efficiencies and cost control.

Following a significant decrease in the lost time injury (LTI) frequency rate last year, the emphasis on providing a safe workplace continued to benefit the Group with a further five percent decrease in LTIs and a subsequent decline in the cost of injuries.

OUTLOOK

The past year has been a challenging one with significant attention being drawn to the loss making operations and, in particular, to the luxury motor yachts. Despite the losses, Oceanfast has demonstrated its ability to produce outstanding yachts and much has been done to improve the financial outcome of future contracts.

The potential of the United States Defence Forces as a market for vessels within our area of expertise, has become increasingly apparent with the programmes for the US Navy's Littoral Combat Ships (LCS) being progressively implemented.

A significant announcement was made on 29 August 2003, that Austal Ships, in conjunction with its tender partner, Defence Maritime Services, were nominated as the preferred tenderer to construct 12 navy patrol vessels for the Royal Australian Navy. This is a great endorsement of the company and provides an outstanding opportunity, both in relation to the workload that will result from the contract and the potential to secure similar orders world-wide.

As announced during the year, the 126 metre trimaran ferry contract for Fred Olsen SA in the Canary Islands constitutes a major breakthrough in the large vehicle ferry market. This technology will provide ferry operators with significantly improved levels of passenger comfort in a range of sea conditions. Very importantly, this vessel is closely aligned to the platform proposed for LCS in the US.

Contracts already on hand for construction during 2004 and 2005 financial years amount $320 million. In contrast to 2003, the vast majority of this revenue relates to core commercial and military vessels.

I would like to endorse the Executive Chairman's acknowledgement of the efforts of all Group employees during the year.

BOB McKINNON
MANAGING DIRECTOR

Profile of Directors

John Rothwell - Executive Chairman
With in excess of 25 years experience in boat and shipbuilding, John Rothwell has played a major role in the development of the Australian aluminium shipbuilding industry and is a founding director of Austal.

He is a member of Det Norske Veritas Australia and the Bureau Veritas Asia & Australia Committees, which are two Classification Societies used by Austal.

During 2000, Mr Rothwell was awarded the International Business Award by the International Business Council of Western Australia. In October 2002, John Rothwell was named the Ernst & Young "Australian Entrepreneur of the Year."

Robert McKinnon CPA, FCIS - Managing Director
Bob McKinnon joined Austal in early 1999 as General Manager after a long career with Capral Aluminium during which he held senior positions in finance, distribution and manufacturing operations.

Mr McKinnon was appointed to the Board of Directors in July 1999 and assumed the position of Managing Director in February 2000. He is responsible for the day to day operations of Austal and its subsidiaries.

In November 2000, Mr McKinnon was appointed Chairman of the Australian Shipbuilders Association.

Michael Atkinson CA (Zim) CA (SA) - Executive Director, Finance & Company Secretary
Michael Atkinson joined Austal in 1990 as Financial Controller and was appointed to the Board in 1994. He is a qualified Chartered Accountant with 10 years experience in the accounting profession in Zimbabwe and South Africa. On leaving the profession, he entered the railway and construction industry where he served in a senior financial capacity and as a Board member. Upon arrival in Australia in 1986 he worked in the electronics manufacturing and boat building industries prior to joining Austal.

Christopher Norman (B.Eng Hons) – Non Executive Director
Christopher Norman is one of the founding directors of Austal. He graduated from the University of New South Wales in 1986 with first class honours in Naval Architecture and has previously been Austal's Technical Director. Mr Norman has been a driving force in the technical and marketing success of the company and, with extensive experience in international marketing and sales, has held the position of Sales Director since 1993.

In May 2000, Christopher was awarded the prestigious A.G.M. Michell Award in recognition of outstanding service in the profession of Mechanical Engineering. He is a member of both the Royal Institution of Naval Architects and the Germanischer Lloyd Asean Committee.

John Poynton B.Com, FSIA, FAIM, FAICD – Non Executive Director
John Poynton is Chairman of Poynton and Partners Group Pty Ltd, a corporate advisory and management consulting firm with offices in Perth and Sydney. Mr Poynton is a non executive director of Alinta Limited and a member of the Payments Systems Board of the Reserve Bank of Australia. He is also Chairman of the Western Australian Museum Foundation. He was appointed to the Austal Board in August 1998.

Between 1988 and 1990 Mr Poynton served as the Chairman of the Australian Stock Exchange (Perth) Ltd and as a director of the ASX Ltd.

Achim Drescher, B.Ec – Non Executive Director
Achim Drescher is the Chairman of Columbus Line Australia Pty Limited, a non executive director of Adsteam Marine Limited, Leighton Holdings Limited and Sword Securitisation Limited. Mr Drescher is also a non executive director of the Sydney Maritime Museum Limited (Australian Heritage Fleet) and of the Young Endeavour Youth Scheme (RAN). He was appointed to the Austal Board in September 1998.

Mr Drescher is a member of the Germanisher Lloyd Asean Committee. In 1997 Mr Drescher was awarded the "Cross of the Order of Merit" by the Federal Republic of Germany.

Robert Browning MSc, MBA, FAIM – Non Executive Director (appointed 2 September 2003)
Robert Browning is Chief Executive Officer of Alinta Ltd, the operator and part owner of $4 billion worth of energy infrastructure assets across Australia. He is also a non-executive Director of the Australian Gas Association and the Chamber of Commerce and Industry WA.

Prior to joining Alinta, Mr Browning was with global energy and services company, Aquila Inc, in a variety of vice president roles involved in strategic planning, operational and human resources management.

Mr Browning holds a Bachelor of Science degree from San Diego State University, an MBA from the University of Phoenix and a Master of Science from Massachusetts Institute of Technology, Sloan School of Management.

Unless otherwise indicated all Directors held their position as a Director throughout the entire financial year and up to the date of this report.

Directors' Report

The Board of Directors of Austal Limited submit their report for the financial year ended 30 June 2003.

The following persons were directors during the year:

John Rothwell
Robert McKinnon
Christopher Norman
Michael Atkinson
Kevin Stanley (resigned 15 October 2002)
John Poynton
Achim Drescher
William Ferris (resigned 5 February 2003)
Robert Browning (appointed 2 September 2003)

Principal Activities
The principal activities of the consolidated entity are the design and manufacture of high performance vessels, including luxury motor yachts. These activities were unchanged from the previous year.

Results
The loss of the consolidated entity for the financial year was $18.668 million after income tax and outside equity interests.

Review of Operations
A review of the operations of the consolidated entity is outlined in the Management Discussion and Analysis.

Dividends
The following dividends of the consolidated entity have been paid during the financial year:

Fully franked dividend paid on 25 October 2002 - $9.646 million

Significant Events After Year End
On 29 August 2003, a subsidiary company, together with the subsidiary company's bid partner Defence Maritime Service, were nominated as the preferred tenderer to construct 12 navy patrol vessels for the Royal Australian Navy.

Likely Developments and Future Results
A general discussion of the group outlook is included in the Chairman's Report and Management Discussion and Analysis.

Significant Changes in the State of Affairs
A review of the significant changes in the state of affairs of the consolidated entity is outlined in the Management Discussion and Analysis.

Environmental Performance
The consolidated entity has a policy of at least complying, but in most cases exceeding environmental performance requirements. No environmental breaches have been notified by any Government Agency during the year ended 30 June 2003.

Total number of employees

As at 30 June 2003 the consolidated entity employed a total of 1,792 full-time equivalents (2002: 1,785 full-time equivalents).

Directors' Remuneration
Details of the remuneration paid directly or indirectly to directors of the Company during the year to 30 June 2003 is as follows:

Directors	Directors' Fees $	Consultancy Fees $	Base Salary $	Super-annuation $	Total $
John Rothwell	-	291,041	79,533	7,142	377,716
Robert McKinnon	-	-	411,495	28,773	440,268
Christopher Norman	6,000	-	-	-	6,000
Kevin Stanley*	-	87,895	-	-	87,895
Michael Atkinson	-	232,827	-	-	232,827
John Poynton	58,000	-	-	-	58,000
William Ferris*	23,945	-	-	-	23,945
Achim Drescher	40,000	-	-	-	40,000

* Director for part of the year

Executive Officers' Remuneration
The five most highly remunerated executive officers (excluding directors of the Company) are shown below. The parent entity does not employ any person.

	Consultancy Fees $	Base Salary $	Super-annuation $	Total $
Stewart Hill	-	138,264	29,797	168,061
Brad Draper	-	198,484	15,433	213,917
William Rotteveel	-	118,678	44,478	163,156
Alan Lerchbacker*	-	436,968	-	436,968
Glenn Williams	167,767	-	-	167,767

* Employed as an executive for part of the year

Remuneration Policy
The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of the directors with relevance to the current employment market and with the overall objective of maximising shareholder benefit from the retention of a high quality board. No directors' emoluments were tied to profitability for the financial year.

Directors' Interests
The directors held the following direct and indirect shareholdings in the Company at the date of this report:

	Direct	Indirect	Total
John Rothwell	33,224,685	-	33,224,685
Robert McKinnon	-	-	-
Christopher Norman	28,595,621	6,600	28,602,221
Michael Atkinson	1,415,737	-	1,415,737
John Poynton	-	-	-
Achim Drescher	-	-	-

The following directors also participate in the Austal Group Management Share Plan and are subject to the rules of the Plan. Refer to Note 26 Austal Group Management Share Plan for full details of the plan.

	Loan ($)	Number of shares
Robert McKinnon	1,694,777	1,855,186
Michael Atkinson	248,583	285,062
John Poynton	248,583	285,062
Achim Drescher	248,583	285,062

Directors have no other equity interest in either the parent entity or its subsidiaries.

Directors' Meetings

The number of directors' meetings (including meetings of committees of directors) held during the year and the number attended by each of the directors is as follows:

	Meetings of Directors	Meetings of Audit Committee	Meetings of Remuneration/ Nomination Committee
Number of meetings held	7	5	2
Number of meetings attended by:			
John Rothwell	7	-	2
Robert McKinnon	7	-	-
Christopher Norman	3	-	-
Kevin Stanley*	3	-	-
Michael Atkinson	7	5	-
John Poynton	6	4	-
William Ferris*	4	-	2
Achim Drescher	6	-	2

* Director for part of the year

Indemnification of Directors

An indemnity agreement has been entered into between the parent entity and each of the directors named in this report. Under the agreement, the company has agreed to indemnify those directors against any claim or for any expenses or costs, which may arise as a result of work performed in their respective capacities.

Insurance arrangements established in the previous year concerning directors of the consolidated entity were renewed or continued during fiscal 2003. The terms of the insurance arrangements and premiums payable are subject to a confidentiality clause.

Rounding of amounts

The parent entity is a company of the kind specified in the Australian Securities and Investment Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

Dated at Henderson this 5th day of September 2003.

Bob McKinnon
Managing Director

John Poynton
Director

Austal Limited
Statement of Financial Performance
For the Year Ended 30 June 2003

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Revenues from ordinary activities	2	307,776	343,598	13,257	4,064
Expenses from ordinary activities	2	(339,940)	(307,360)	(21,147)	(1,541)
Borrowing costs	2	(872)	(1,114)	(81)	(30)
Provision for Austal Group Management Share Plan loans		(3,714)	-	(3,714)	-
Profit/(loss) from ordinary activities before income tax expense		(36,750)	35,124	(11,685)	2,493
Income tax benefit/(expense) relating to ordinary activities	6	12,517	(5,872)	3,045	1,279
Net profit/(loss)		(24,233)	29,252	(8,640)	3,772
Net loss attributable to outside equity interests		(5,565)	(1,120)	-	-
Net profit/(loss) attributable to members of the parent entity		(18,668)	30,372	(8,640)	3,772
Net exchange difference on translation of financial report of self-sustaining foreign operations		292	(732)	-	-
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"		(212)	-	-	-
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		80	(732)	-	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		(18,588)	29,640	(8,640)	3,772
Basic earnings per share (cents per share)		(9.7)	16.3	-	-
Diluted earnings per share (cents per share)		(9.7)	16.3	-	-

The accompanying notes form an integral part of this Statement of Financial Performance.

Austal Limited
Statement of Financial Position
At 30 June 2003

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Current Assets					
Cash assets		27,512	48,320	257	63
Receivables	7	9,303	13,344	51,886	74,999
Inventories	8	62,417	80,718	-	-
Other financial assets	9	25,150	-	-	-
Total Current Assets		124,382	142,382	52,143	75,062
Non-Current Assets					
Cash assets		4,133	-	-	-
Receivables	7	26,545	26,529	11,412	15,103
Other financial assets	9	2,929	-	1,789	897
Property, plant and equipment	10	62,471	63,603	18,102	18,581
Intangible assets	11	-	710	-	-
Other	12	11,729	-	-	-
Total Non-Current Assets		107,807	90,842	31,303	34,581
Total Assets		232,189	233,224	83,446	109,643
Current Liabilities					
Payables	13	58,856	23,525	81	2,315
Interest bearing liabilities	14	4,510	26,227	-	-
Tax liabilities		-	9,074	-	5,677
Provisions	15	18,007	27,155	-	9,646
Other	16	20,748	8,118	-	-
Total Current Liabilities		102,121	94,099	81	17,638
Non-Current Liabilities					
Payables	13	2,443	-	-	-
Tax liabilities - deferred		-	4,029	-	-
Interest bearing liabilities	14	14,133	468	-	-
Total Non-Current Liabilities		16,576	4,497	-	-
Total Liabilities		118,697	98,596	81	17,638
Net Assets		113,492	134,628	83,365	92,005
Equity					
Contributed equity	17	46,171	46,171	46,171	46,171
Reserves	18	398	(19)	-	-
Retained profits	19	68,156	87,036	37,194	45,834
Parent entity interest		114,725	133,188	83,365	92,005
Outside equity interest	19	(1,233)	1,440	-	-
Total Equity		113,492	134,628	83,365	92,005

The accompanying notes form an integral part of this Statement of Financial Position.

Austal Limited
Statement of Cash Flows
For the Year Ended 30 June 2003

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Cash flows from operating activities					
Receipts from customers		298,431	364,295	3,028	26,471
Payments to suppliers and employees		(314,427)	(370,211)	(7,334)	(1,224)
Interest received		4,154	2,694	909	574
Borrowing costs paid		(1,001)	(1,114)	(81)	(30)
Dividends received		-	-	10,481	-
GST refunded		10,670	11,392	37	168
Tax paid		(2,018)	(2,820)	(527)	(2,820)
Net cash from (to) operating activities	20(b)	(4,191)	4,236	6,513	23,139
Cash flows from investing activities					
Payments for plant and equipment		(2,000)	(1,096)	-	-
Payments for land		-	(2,724)	-	(2,573)
Payments for building additions		(2,076)	(564)	-	(1,231)
Payments for capital work in progress		(1,238)	-	-	-
Proceeds from sale of land and buildings		-	1,260	-	1,260
Proceeds from sale of plant and equipment		69	450	-	-
Payments for intangible assets		(142)	-	-	-
Proceeds from sale of intellectual property		-	-	210	-
Loan from controlled entities		-	-	3,140	(34,876)
Loans advanced - others		(23)	(130)	(23)	(463)
Net cash to investing activities		(5,410)	(2,804)	3,327	(37,883)
Cash flow from financing activities					
Proceeds from share issues		-	32,851	-	32,851
Payment of share issue costs		-	(748)	-	(748)
Repayment of borrowings		(5,912)	(17,500)	-	(17,500)
Proceeds from borrowings		-	26,228	-	-
Dividends paid		(9,646)	-	(9,646)	-
Minority shareholders' contributions		3,115	-	-	-
Net cash to financing activities		(12,443)	40,831	(9,646)	14,603
Net increase (decrease) in cash held		(22,044)	42,263	194	(141)
Cash at the beginning of the financial year		48,320	6,057	63	204
Effects of exchange rate changes on cash		(404)	-	-	-
Cash at the end of the financial year	20(a)	25,872	48,320	257	63

The accompanying notes form an integral part of this Statement of Cash Flows.

Austal Limited
Notes to the Financial Statements

Note 1. Statement of Significant Accounting Policies:

(a) Basis of Accounting
The Financial Statements have been prepared as a general purpose financial report which complies with the requirements of the Corporations Act 2001, Australian Accounting Standards and Urgent Issues Group Consensus Views. The financial statements have been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the price of specific assets.

(b) Changes in Accounting Policies
The accounting policies used are consistent with those adopted in the previous year except for the accounting policies with respect to the provision for dividends, employee benefits and foreign currency contracts.

Provision for Dividends
The consolidated entity has adopted the new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", which has resulted in a change in the accounting for dividend provisions. Previously the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new Standard, a provision for dividends will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $9,646,000 (refer to note 19). In accordance with the new Standard, no provision for dividend has been recognised for the year ended 30 June 2003. The change in accounting policy has had no effect on basic and diluted EPS.

Employee Benefits
The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits are now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by $212,000. In addition, current year profits have decreased by $203,000 due to an increase in the employee benefits expenses. Current provisions at 30 June 2003 have also increased by $203,000.

Foreign Currency Contracts
The consolidated entity has adopted the revised Accounting Standard AASB 1012 "Foreign Currency Translation". In accordance with the revised Standard, the consolidated entity has for the first time recognised foreign currency contracts that are hedges on the Statement of Financial Position. Previously, foreign currency contracts that qualified for hedge accounting were not recognised in the Statement of Financial Position. The amount so recorded is the net fair value of the foreign exchange financial instruments held by the consolidated entity at balance date and valued against the relevant spot exchange rates at balance date. The amount is referred to as the spot mark to market value of the hedge book. Based on the spot exchange rates at balance date, the consolidated entity's foreign exchange hedge book has a positive fair value of $28.079 million and is included in the Statement of Financial Position as other financial assets with a corresponding amount recognised as deferred hedge revenue in the Statement of Financial Position, under Payables. As a result of this change, there has been no impact on profit and loss.

Note 1. Statement of Significant Accounting Policies (continued):

(c) Basis of Consolidation
The consolidated financial statements include the financial statements of the parent entity, Austal Limited and its controlled entities, referred to collectively as the "Consolidated Entity".

All inter-entity balances and transactions have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are only included from the date control commenced or until the date the control ceased.

Financial statements of foreign controlled entities presented in accordance with overseas accounting principles are, for consolidation purposes, adjusted to comply with group policy and generally accepted accounting principles in Australia.

(d) Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Sales
In accordance with AASB 1009, sales are brought to account on a percentage of completion basis and comprise vessel contract and bounty income. Bounty income is calculated in accordance with the Bounty (Ships) Act 1989 being 5% of eligible costs of a bountiable vessel.

Charter Revenue
Charter revenue is operating rentals received on charter of vessels and is recognised when control over the right to revenue is received.

Interest
Interest revenue is recognised when control to the right to receive revenue is obtained.

(e) Foreign Currency Transactions
Foreign currency items are translated to Australian currency on the following bases:

- transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- amounts payable and receivable are translated at the average of the buy and sell rates available on the close of business at balance date;
- the financial statements of foreign operations considered self-sustaining are translated using the current rate method. The financial statements of foreign operations considered integrated are translated using the temporal method.

Exchange differences relating to monetary items are included in the Statement of Financial Performance, as exchange gains and losses, in the period when the exchange rate changes, except where:

- the exchange difference relates to the cost of acquisition of an asset under construction or otherwise being made ready for future productive use by the consolidated entity in its own operations, or under construction for another entity pursuant to a construction contract. In these cases the exchange difference is included in the cost of the asset;
- the exchange difference relates to hedging part of the net investment in a self-sustaining foreign operation, in which case the exchange difference is transferred to the foreign currency translation reserve on consolidation; or
- the exchange difference relates to a transaction intended to hedge the purchase or sale of goods or services, in which case the exchange difference is included in the measurement of the purchase or sale.

Note 1. Statement of Significant Accounting Policies (continued):

(c) Basis of Consolidation
The consolidated financial statements include the financial statements of the parent entity, Austal Limited and its controlled entities, referred to collectively as the "Consolidated Entity".

All inter-entity balances and transactions have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are only included from the date control commenced or until the date the control ceased.

Financial statements of foreign controlled entities presented in accordance with overseas accounting principles are, for consolidation purposes, adjusted to comply with group policy and generally accepted accounting principles in Australia.

(d) Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Sales
In accordance with AASB 1009, sales are brought to account on a percentage of completion basis and comprise vessel contract and bounty income. Bounty income is calculated in accordance with the Bounty (Ships) Act 1989 being 5% of eligible costs of a bountiable vessel.

Charter Revenue
Charter revenue is operating rentals received on charter of vessels and is recognised when control over the right to revenue is received.

Interest
Interest revenue is recognised when control to the right to receive revenue is obtained.

(e) Foreign Currency Transactions
Foreign currency items are translated to Australian currency on the following bases:

- transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- amounts payable and receivable are translated at the average of the buy and sell rates available on the close of business at balance date;
- the financial statements of foreign operations considered self-sustaining are translated using the current rate method. The financial statements of foreign operations considered integrated are translated using the temporal method.

Exchange differences relating to monetary items are included in the Statement of Financial Performance, as exchange gains and losses, in the period when the exchange rate changes, except where:

- the exchange difference relates to the cost of acquisition of an asset under construction or otherwise being made ready for future productive use by the consolidated entity in its own operations, or under construction for another entity pursuant to a construction contract. In these cases the exchange difference is included in the cost of the asset;
- the exchange difference relates to hedging part of the net investment in a self-sustaining foreign operation, in which case the exchange difference is transferred to the foreign currency translation reserve on consolidation; or
- the exchange difference relates to a transaction intended to hedge the purchase or sale of goods or services, in which case the exchange difference is included in the measurement of the purchase or sale.

Austal Limited
Notes to the Financial Statements

Note 1. Statement of Significant Accounting Policies (continued):

(f) Cash and Cash Equivalents
Cash on hand and in banks and short-term deposits are stated at nominal value. For the purpose of the statement of Cash Flows, cash includes cash on hand and in banks, net of cash held as a guarantee.

(g) Borrowing Costs
Borrowing costs are expensed as incurred, except where they are included in the costs of qualifying assets.

(h) Taxes
Income Tax
The Group adopts the liability method of tax effect accounting whereby income tax expense shown in the Statement of Financial Performance is based on the operating profit before tax adjusted for any permanent differences. The provision for deferred income tax liability and future income tax benefit represent the tax effect (at current rates) of differences between income and expense items recognised in different accounting periods for both book and tax purposes.

The benefit arising from estimated carry forward losses is recorded as a future income tax benefit where realisation of such benefit is considered to be virtually certain.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase is not recoverable, in which case the GST is recognised as part of the consideration.

(i) Inventories
Construction work in progress is valued at cost, plus profit recognised to date, less any provision for anticipated future losses. Costs include variable costs relating to specific contracts. Construction profits are recognised on the percentage of completion basis. Percentage of completion is determined by reference to actual costs to date as a proportion of estimated total costs to complete each contract.

Finished goods are valued at lower of cost or net realisable value.

Stock is valued at the lower of cost and net realisable value. Cost is determined on the average cost basis.

(j) Recoverable Amounts of Non-Current Assets
All non-current assets are reviewed at least annually to determine whether their carrying amounts require write down to recoverable amount. The recoverable amounts have been assessed based on expected future cashflows, which have not been discounted.

(k) Leased Assets
Direct finance lease receivables are recognised as assets at the present value of minimum lease payments receivable. The asset is reduced by the principle component of lease receipts. The interest component is credited to profit from ordinary activities.

(l) Operating Leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Note 1. Statement of Significant Accounting Policies (continued):

(m) Property, Plant and Equipment
Items of property, plant and equipment are capitalised at historical cost and depreciated on a diminishing value basis as outlined below, except for a $2.3m slipway which is depreciated on a straight line basis over its useful life of 15 years:

Buildings	2.5%pa
Plant and Equipment	18%-40%pa

The depreciation or amortisation is calculated based on the expected useful life of the asset.

(n) Research and Development Costs
Research and development costs relating to the development of new products are deferred to future periods to the extent that future benefits are expected, beyond any reasonable doubt, to equal or exceed those costs and any future costs necessary to give rise to the benefits.

Any deferred costs are amortised over future accounting periods not exceeding 5 years in order to match the costs with related benefits on the basis of expected future sales, commencing with the commercial production of the product.

The unamortised deferred research and development costs are reviewed annually at each balance date and to the extent that they exceed the recoverable amount are written off.

(o) Financial Instruments included in Equity
Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(p) Financial Instruments included in Liabilities
Loans, debentures and notes payable are recognised when issued at the amount of the net proceeds received, with the premium or discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

(q) Financial Instruments included in Assets
Trade debtors are initially recorded at the amount of contracted sales proceeds receivable subsequent to delivery.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable is considered less than likely. Any provision established is based on a review of all outstanding amounts at balance date.

Forward currency exchange contracts are initially recognised as either an asset or liability, at an amount equal to the premium or discount on the forward currency exchange contracts. The assets and liabilities recognised are subsequently remeasured by reference to exchange rates at balance date. The gain or loss on remeasurement is brought to account in the Statement of Financial Performance unless the contracts are entered to hedge anticipated future transactions, in which case the gain or loss is deferred and included in the initial measurement of the anticipated item being hedged.

The premium or discount on the forward currency exchange contracts is amortised over the period of the contract, unless the contracts are entered to hedge anticipated future transactions, in which case the premium or discount is included in the initial measurement of anticipated items being hedged.

Austal Limited
Notes to the Financial Statements

Note 1. Statement of Significant Accounting Policies (continued):

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the foreign currency hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur, as designated, deferred gains and losses that arose on the foreign currency hedge prior to its termination are included in the Statement of Financial Performance for the period.

Bank deposits, bills of exchange, promissory notes, loans, marketable securities and marketable equity securities are carried at cost. Interest revenue is recognised on an effective yield basis. Dividend revenue is recognised when dividends are declared by the investee. Purchases and sales of investments are recognised on the trade date.

(r) Goodwill
On the acquisition of a business or a controlled entity, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets is initially brought to account as goodwill or discount on acquisition. Goodwill on acquisition is amortised on a straight-line basis over a period of 1-5 years depending on the period of time in which it is expected that benefits will arise.

(s) Provisions
Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation. A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(t) Warranties
Provision is made for warranty based on the estimated future costs of warranty repairs on vessels.

(u) Workers' compensation insurance
A provision for workers' compensation insurance is recognised for the expected costs of current claims and claims incurred but not reported.

(v) Provision for Employee Benefits
Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave, vesting sick leave, long service leave and work safe bonus.

All on-costs, including payroll tax, workers' compensation and superannuation benefits are included in the determination of provisions. Liabilities in respect to employee benefits are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.

(w) Management Share Plan
Certain directors and managers are entitled to participate in the Austal Group Management Share Plan. Loans are provided to assist in the purchase of the shares in the plan. No remuneration expense is recognised in respect of employee shares. Amounts outstanding on loans are included in non-current receivables.

(x) Earnings per Share
Basic Earnings per share is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity and preference share dividends, divided by the weighted average number of shares, adjusted for any bonus element.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Note 2. Profit and Loss Items:				
Profit from ordinary activities after crediting the following revenues:				
Sales revenues:				
Construction contract revenue and bounty income	285,295	330,607	-	-
Other revenues:				
Dividends from:				
- Related parties	-	-	10,481	-
Interest from:				
- Other unrelated parties	3,610	2,694	909	574
Net foreign exchange gains	-	517	-	485
Proceeds on sale of non-current assets (a)	69	1,710	-	1,260
Rent received	29	25	1,588	1,585
Charter income	15,293	5,726	-	-
Scrap sales	1,068	847	-	-
Capital development grant	288	-	-	-
Sale of intellectual property	-	-	210	-
Other revenue	2,124	1,472	69	160
Total other revenue	22,481	12,991	13,257	4,064
Total revenues from ordinary activities	307,776	343,598	13,257	4,064
(a) Profit/(loss) on sale of non-current assets	(181)	609	-	609
Profit from ordinary activities is after charging the following expenses:				
Expenses from ordinary activities				
Cost of sales	298,570	285,268	-	-
Marketing expenses	10,689	5,979	-	-
Administrative expenses	10,155	8,158	715	891
Chartering expenses	15,293	5,726	-	-
Other	5,233	2,229	20,432	650
Expenses from ordinary activities	339,940	307,360	21,147	1,541

		Consolidated		Parent	
		2003	2002	2003	2002
		$000	$000	$000	$000
Note 2. Profit and Loss Items (continued):					
Borrowing Costs:					
Interest paid to unrelated parties		1,263	1,114	81	30
Other borrowing costs		368	-	-	-
Total borrowing costs		1,631	1,114	81	30
Less: Borrowing costs capitalised to qualifying assets		(759)	-	-	-
Total borrowing costs expensed		872	1,114	81	30
Expense items:					
Auditors' remuneration for:					
- audit fees outgoing auditor		-	193	-	57
- other fees outgoing auditor		-	91	-	14
- audit fees auditor		122	60	76	40
- other fees auditor		99	-	-	-
- audit fees related practice of auditor		47	48	-	-
Doubtful debt write-back		(78)	-	(78)	-
Provision for doubtful debt		600	-	-	-
Decrement in values of inventory		600	-	-	-
Foreign exchange losses	(a)	1,570	-	502	-
Warranty expense		837	1,616	-	-
Research and development costs		836	413	-	-
Rental expenses on operating leases		423	199	-	-
Patent defence costs		3,510	1,128	-	-
Decrement in value of non-current assets		200	-	-	-
Provision for diminution		-	-	19,931	-
Provision for loss on Austal Group Management Share Plan loans		3,714	-	3,714	-

(a) The Group maintains foreign currency bank accounts to effectively hedge future costs to be incurred in those currencies. These are "internal hedges". The revised Accounting Standard AASB 1012 does not allow hedge accounting for internal hedges. Included in the foreign exchange losses is an amount of $1.281m for losses on internal hedges at the balance sheet date which will be recovered in future years.

Austal Limited
Notes to the Financial Statements

	Consolidated		Parent	
	2003	2002	2003	2002
	$000	$000	$000	$000
Note 2. Profit and Loss Items (continued):				
Depreciation and Amortisation:				
Depreciation of:				
- Buildings	1,031	1,586	419	425
- Plant and equipment	2,766	2,119	60	65
Total depreciation	3,797	3,705	479	490
Amortisation of:				
- Goodwill	852	710	-	-

	Consolidated	
	2003	2002
	$000	$000
Note 3. Earnings per Share:		
Basic earnings per share (cents per share)	(9.7)	16.3
Diluted earnings per share (cents per share)	(9.7)	16.3
Weighted average number of ordinary shares used in the calculation of basic earnings per share	192,911,873	185,876,610
Net profit/(loss)	(24,233)	29,252
Adjustments:		
Net profit attributable to outside equity interests	(5,565)	(1,120)
Earnings used in calculating basic and diluted earnings per share	(18,668)	30,372

There are no potential ordinary shares.

Note 4. Dividends:

2002 final dividend of 5 cents per fully paid share paid on 25 October 2002 recognised as a liability at 30 June 2002 but adjusted against retained profits at the beginning of the financial year, based on the change in accounting policy for dividends note.

Fully franked dividend based on tax paid @ 30%	9,646	-

Note 5. Segment Information:

The consolidated entity's primary business and primary segment is the manufacture of high performance vessels.

Geographically, the group operates in Australia and the United States of America.

Segment information – Secondary segment								
Geographical segments	Australia		USA		Eliminations		Consolidated	
	2003	2002	2003	2002	2003	2002	2003	2002
	$000	$000	$000	$000	$000	$000	$000	$000
Segment revenues	295,455	325,674	15,672	18,791	(3,351)	(867)	307,776	343,598
Segment assets	220,718	214,342	11,471	18,882	-	-	232,189	233,224
Other segment information:								
Acquisition of property, plant and equipment, intangible assets and other non-current assets	4,167	3,758	1,289	626	-	-	5,456	4,384

Note 6. Income Tax:

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Operating profit/(loss) before tax	(36,750)	35,124	(11,686)	2,493
Prima facie tax thereon at 30% (2002: 30%)	(11,025)	10,537	(3,506)	748
Tax effect of permanent and other differences:				
- Provision for diminution of receivables	-	-	5,979	-
- Write down of Austal Group Management Share Plan loans	1,114	-	1,114	-
- Dividends	-	-	(3,144)	-
- Capital gains	-	(36)	-	(36)
- Amortisation of goodwill	170	213	-	-
- Current year research & development allowances	(2,756)	-	-	-
- Prior year research & development allowances	(7,472)	(1,324)	(3,488)	(1,293)
- Tax losses utilised	-	(4,777)	-	(698)
- Tax losses not recognised	7,479	1,218	-	-
- Other	(27)	41	-	-
Total income tax (benefit)/expense attributable to operating profit	(12,517)	5,872	(3,045)	(1,279)

As at 30 June 2003, the Group had estimated unrecouped income tax losses of AUD $20.9m and USD $17.3m (2002: AUD$18.0m and USD $4.0m), which are available to offset against future years' taxable income. The benefit of these losses of AUD $6.3m and USD $5.2m (2002: AUD $5.4m and USD $1.2m) has not been brought to account as realisation is not virtually certain. The benefit will only be obtained if (a) the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefits from the deductions for the losses to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the company in realising the benefits from the tax losses.

As at 30 June 2003, franking credits available to the group were nil (2002: $nil).

Tax Consolidation

It is intended that for the purposes of income taxation, Austal Limited and its 100% owned subsidiaries intend to form a tax consolidated group, effective 1 July 2002. Members of the group intend to enter into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. Additionally, the agreement will provide for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. The head entity of the consolidated group will be Austal Limited.

There has been no material affect on the future income tax benefits recognised or provision for deferred tax liabilities. Austal Limited has not formally advised the Australian Taxation Office of the intention to adopt the tax consolidation regime.

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Note 7. Receivables:					
Current					
Trade amounts owing by unrelated entities					
- Construction contracts		7,811	11,701	1,989	808
Income tax refundable		1,492	-	1,492	-
Finance lease receivable		-	1,643	-	1,643
Non trade amounts owing by controlled entities		-	-	68,336	72,548
Less: Provision for diminution		-	-	(19,931)	-
Total current receivables		9,303	13,344	51,886	74,999
Non-Current					
Trade amounts owing by unrelated entities					
- Construction contracts (a)		15,734	11,426	-	-
Less: Provision for doubtful debts		(600)	-	-	-
Loan to Austal Group Management Share Plan		15,125	15,103	15,126	15,103
Less: Provision for loss on Austal Group Management Share Plan (b)		(3,714)	-	(3,714)	-
Total non-current receivables		26,545	26,529	11,412	15,103

(a) (i) Receivables include 10% redeemable preference shares of $7.734 (2002: $8.463) in an unrelated party with no fixed expiry date.

(ii) Receivables include A$8.000m (2002: $2.963) receivable in US dollars from an unrelated company, domiciled in Venezuela. The receivable is interest bearing and is due to be repaid by instalments concluding in 2007. The receivable relates to the amounts owing from the sale of two vessels, the first in the 1999 financial year and the second in the 2003 financial year.

During the current financial year, Venezuela has experienced political and economic instability resulting in significant inflation and the introduction of new exchange controls which impact the ability of Venezuelan companies to remit cash out of the country.

As a consequence of the above, the scheduled repayments due from the customer during the year have not been received. The amount overdue at 30 June 2003 was A$1.274m. Penalty interest is payable at 10% on all late payments.

The Company continues to negotiate with the customer and has registered the debt with the foreign exchange control board in Venezuela to enable the customer to remit the US funds.

A$7.400m of the receivables are secured by second mortgages over the respective vessels. The estimated value of the second mortgage security held is greater than the amounts receivable. The directors have considered the recoverability of these receivables and, based on the above facts, have determined no provision is required.

The remaining amount of A$0.600m is currently unsecured and the Director's have provided for this amount.

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000

Note 7. Receivables (continued):

(b) In accordance with the terms and conditions of the Austal Group Management Share Plan, participants are provided with loans to purchase shares in Austal Limited at their market value at the time of purchase. These loans are non-recourse to the participants. The consolidated entity is therefore potentially exposed to losses on these loans arising from the termination of employment or contract arrangements of the participants dependent upon the market value of the shares at that time. The consolidated entity has provided for the potential loss on these loans based on the market price of Austal Limited shares at 30 June 2003.

(c) Other terms and conditions: -
- (i) Current trade amounts owing by unrelated entities are generally on 7 day terms.
- (ii) Details of the terms and conditions of non trade amounts owing by controlled entities is set out in note 24.
- (iii) Details of the terms and conditions of the loan to Austal Group Management Share Plan is set out in note 26.

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Note 8. Inventories:					
Construction work in progress		247,591	221,328	-	-
Less progress payments received and receivable		190,175	141,340	-	-
Total work in progress		57,416	79,988	-	-
Finished goods at net realisable value		4,573	-	-	-
Goods in transit		-	315	-	-
Materials		428	415	-	-
Total inventories		62,417	80,718	-	-
Note 9. Other Financial Assets:					
Current					
Hedge asset		25,150	-	-	-
Non-Current					
Hedge asset		2,929	-	-	-
Shares in controlled entities – unlisted	23	-	-	1,789	897
Total non-current other financial assets		2,929	-	1,789	897
Note 10. Property, Plant and Equipment:					
Property at deemed cost:					
Land:					
Deemed Cost					
Opening balance		10,260	7,688	4,097	1,676
Disposals		-	(152)	-	(152)
Additions		-	2,724	-	2,573
Net foreign currency movements		(473)	-	-	-
Closing balance		9,787	10,260	4,097	4,097

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Note 10. Property, Plant and Equipment (continued):					
Buildings:					
Deemed cost					
Opening balance		40,613	36,713	16,763	16,205
Transfers in from capital work in progress		2,770	4,009	-	-
Disposals		(58)	(673)	-	(673)
Additions		226	564	-	1,231
Net foreign currency movements		(1,527)	-	-	-
Closing balance		42,024	40,613	16,763	16,763
Accumulated Depreciation					
Opening balance		5,076	3,704	3,077	2,826
Disposals		(15)	(214)	-	(174)
Depreciation for the year	2	1,031	1,586	419	425
Net foreign currency movements		(103)	-	-	-
Closing balance		5,989	5,076	3,496	3,077
Net book value		36,035	35,537	13,267	13,686

Mr G N Kennedy and Mr G D Glass, Licensed Valuers of Jones Lang Lasalle carried out an independent valuation of all Australian land and buildings on 30th July 2003 on the basis of value in use. The valuation of land and buildings according to this valuation was $43.500m ($28.230m Company). At 30 June 2003 the carrying value of Australian land and buildings was $35.452m ($17.364m Company).

Mr M D Bell of M. D. Bell Company Inc. Real Estate Appraisers and Consultants carried out an independent valuation of American land and buildings on the 16 December 2002 on the basis of market value. The valuation of land and buildings according to this valuation was $USD 7.000m ($AUD 10.479m). At 30 June 2003 the carrying value American of land and buildings was $USD 6.929m ($AUD 10.372m).

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Capital work in progress at cost:				
Opening balance	1,573	6,007	-	-
Additions	2,953	1,740	-	-
Transfers out	(3,288)	(6,174)	-	-
Closing balance	1,238	1,573	-	-

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Note 10. Property, Plant and Equipment (continued):					
Plant and equipment at cost:					
Cost					
Opening balance		27,195	24,398	1,401	1,401
Transfers in from capital work in progress		518	2,165	-	-
Additions		1,714	1,096	-	-
Disposals		(574)	(464)	-	-
Net foreign currency movements		17	-	-	-
Closing balance		28,870	27,195	1,401	1,401
Accumulated Depreciation					
Opening balance		10,962	9,212	603	538
Depreciation for the year	2	2,766	2,119	60	65
Write down to recoverable value	2	200	-	-	-
Disposals		(368)	(369)	-	-
Net foreign currency movements		(101)	-	-	-
Closing balance		13,459	10,962	663	603
Net book value		15,411	16,233	738	798
Total property, plant and equipment, net		62,471	63,603	18,102	18,581

Refer to notes 14 & 22 for details of security provided in relation to borrowings and borrowing facilities.

Note 11. Intangible Assets:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Goodwill, at cost	3,692	3,550	-	-
Less accumulated amortisation	(3,692)	(2,840)	-	-
	-	710	-	-

		Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Note 12. Other Assets (Non-Current):					
Prepayments	(a)	7,972	-	-	-
Deferred operating lease costs		3,757	-	-	-
Total other non-current assets		11,729	-	-	-

(a) The Group has a long term charter whereby current payments, relating to future periods, will be recovered against future charter income received.

Note 13. Payables:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Current				
Trade creditors – unsecured	33,706	23,525	81	2,315
Deferred hedge revenue	25,150	-	-	-
Total current payables	58,856	23,525	81	2,315
Non-Current				
Deferred hedge revenue	2,443	-	-	-

Trade creditors are normally settled on 45 day terms.

Note 14. Interest Bearing Liabilities:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Current				
Bank loan (secured)	559	12,354	-	-
Construction finance (secured)	-	13,873	-	-
Bank loan (unsecured)	1,779	-	-	-
Creditors (unsecured)	2,172	-	-	-
Total current interest bearing liabilities	4,510	26,227	-	-
Non-Current				
Bank loan (secured)	7,265	-	-	-
Dept. of Planning & Infrastructure loan (secured)	180	468	-	-
Bank loan (unsecured)	6,688	-	-	-
Total non-current interest bearing liabilities	14,133	468	-	-

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000

Note 14. Interest Bearing Liabilities (continued):

(a) Terms and conditions in relation to the above interest bearing liabilities:
(i) The bank loan is secured by a mortgage over the land and buildings and floating charges over cash, receivables, work in progress and plant and equipment of a subsidiary. The total assets used as security is $11.471m.
(ii) The Department of Planning & Infrastructure loan is secured by a mortgage over Lot 30 Clarence Beach Road. It will be converted to a grant on completion of specified improvements to the land and performance criteria. Interest is payable at 0% unless any part of the loan that is not converted to a grant by 11th December 2004 is not repaid within one month.

Note 15. Other Provisions (Current):

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Employee benefits	5,278	5,312	-	-
Workers' compensation insurance	8,550	2,544	-	-
Warranty	3,198	3,282	-	-
Dividends	-	9,646	-	9,646
Foreign exchange losses on general hedges	981	6,371	-	-
Total current other provisions	18,007	27,155	-	9,646

Movements in provisions
Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Consolidated 2003	Parent 2003
(i) Workers' compensation insurance		
Carrying amount at the beginning of the year	2,544	-
Additional provision	8,037	-
Amounts utilised during the year	(2,031)	-
Carrying amount at the end of the year	8,550	-
(ii) Warranty		
Carrying amount at the beginning of the year	3,282	-
Additional provision	4,627	-
Amounts utilised during the year	(3,882)	-
Reversal of unused provision	(829)	-
Carrying amount at the end of the year	3,198	-
(iii) Dividends		
Carrying amount at the beginning of the year	9,646	9,646
Adjustment from change in accounting policy (note 1(b))	(9,646)	(9,646)
Carrying amount at the end of the year	-	-

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000

Note 15. Other Provisions (Current) (continued):

	Consolidated 2003	Parent 2003
(v) Foreign exchange losses on general hedges		
Carrying amount at the beginning of the year	6,371	-
Amounts utilised during the year	(5,390)	-
Carrying amount at the end of the year	981	-

Note 16. Other Liabilities (Current):

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Progress payments received in advance	20,748	8,118	-	-

Note 17. Contributed Equity:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Issued and paid up capital				
192,911,873 ordinary shares	46,171	46,171	46,171	46,171

Movements in equity	Number of ordinary shares		Value of ordinary shares	
	'000	'000	$000	$000
Opening shares	192,912	160,829	46,171	14,068
Issued	-	32,083	-	32,887
Less transaction costs	-	-	-	(784)
Closing number of shares	192,912	192,912	46,171	46,171

All ordinary shares issued by Austal Limited carry one vote per share without restriction.

Note 18. Reserves:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Asset revaluation reserve	-	-	-	-
Foreign currency translation reserve	398	(19)	-	-
	398	(19)	-	-
Asset revaluation reserve				
Opening balance	-	93	-	93
Transfers to retained profits	-	(93)	-	(93)
Closing balance	-	-	-	-

	Consolidated		Parent	
	2003	2002	2003	2002
	$000	$000	$000	$000
Note 18. Reserves (continued):				
Foreign currency translation reserve				
Opening balance	(19)	911	-	-
Exchange fluctuations arising on net assets of foreign operations	417	(930)	-	-
Closing balance	398	(19)	-	-
Note 19. Retained Profits:				
Retained profits at the beginning of the financial year	87,036	66,258	45,834	51,615
Net (loss) profit attributable to members of Austal Limited	(18,668)	30,372	(8,640)	3,772
Adjustment arising from adoption of revised accounting standard:				
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	9,646	-	9,646	-
AASB 1028 "Employee Benefits"	(212)	-	-	-
Total available for appropriation	77,802	96,630	46,840	55,387
Dividends provided for or paid	(9,646)	(9,687)	(9,646)	(9,646)
Transfers from revaluation reserves	-	93	-	93
Retained profits at the end of the financial year	68,156	87,036	37,194	45,834
Outside equity interest				
Opening balance	1,440	2,447	-	-
Share of retained losses	(5,565)	(1,020)	-	-
Share of contributed equity	2,704	-	-	-
Share of foreign exchange currency reserve	188	13	-	-
Closing balance	(1,233)	1,440	-	-

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000

Note 20. Notes to the Statement of Cash Flows:

(a) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, net of cash held as a guarantee.

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Cash balance comprises:					
Cash on hand and at bank		31,645	48,320	257	63
Less: restricted cash held as a guarantee - current	21b(v)	(1,640)	-	-	-
Less: restricted cash held as a guarantee - non-current	21b(v)	(4,133)	-	-	-
Closing cash balance		25,872	48,320	257	63

(b) Reconciliation of Net Profit After Income Tax to Net Cash Provided by Operating Activities

	Consolidated 2003 $000	Consolidated 2002 $000	Parent 2003 $000	Parent 2002 $000
Net profit after income tax	(24,233)	29,252	(8,640)	3,772
Adjustments for non cash income and expense items:				
Capital development grant	(288)	-	-	-
Depreciation & amortisation	4,650	4,415	479	490
Decrement in value of non-current assets	800	-	-	-
Loss (Profit) on sale of assets	181	(609)	-	(609)
Profit on disposal of intellectual property	-	-	(210)	-
Increase (decrease) in provision for:				
Income tax	(13,103)	4,345	(5,497)	(2,806)
Workers compensation claims	6,006	1,909	-	-
Warranty	(53)	(174)	-	-
Employee benefits	(191)	1,462	-	-
Provision for loss on Austal Group Management Share Plan loans	3,714	-	3,714	-
Provision for diminution	-	-	19,931	-
Provision for doubtful debts	600	-	-	-
Foreign exchange losses	(5,389)	(4,060)	-	-
Decrease (increase) in :				
Current cash provided as a guarantee	(1,640)	-	-	-
Debtors	(311)	22,066	(1,030)	22,932
Work in progress	15,997	(20,317)	-	-
Other inventories	302	1,876	-	-
Other assets	(15,861)	-	-	-
Other financial assets	(27,593)	-	-	-
Increase (decrease) in:				
Trade creditors	11,595	(28,750)	(2,234)	(640)
Progress payments in advance	13,033	(7,179)	-	-
Other financial liabilities	27,593	-	-	-
Net cash provided from (to) operating activities	(4,191)	4,236	6,513	23,139

	Consolidated		Parent	
	2003	2002	2003	2002
	$000	$000	$000	$000

Note 21. Commitments, Contingent Liabilities and Contingent Assets

(a) Commitments

The estimated maximum amounts of commitments and contingent liabilities not provided for in the accounts as at 30 June 2003 are:

Operating Leases				
not later than one year	13,607	15,940	-	-
between one and two years	10,215	15,940	-	-
between two and five years	318	11,955	-	-
	24,140	43,835	-	-

(i) A subsidiary company has a time charter for $23.6m with the US military offsetting $23.6m of the above lease commitment, which expires February 2005.

(ii) A subsidiary company leases property and equipment under various non-cancellable agreements with $0.5m remaining, which expires in 2008.

(b) Contingent Liabilities

Bank performance guarantees (i)	92,828	91,460	92,828	88,693
Vessel buy-back put option (ii)	6,813	7,028	-	-
Vessel resale guarantee (iii)	8,000	10,000	-	-
Loan guarantee (iv)	3,334	3,439	-	-
Loan guarantee (v)	4,192	-	-	-

(i) The bank performance guarantees on contractual obligations are secured by a mortgage over the land and buildings and floating charges over cash, receivables, work in progress and plant and equipment.

(ii) A subsidiary company has issued a put option to buy-back a vessel previously constructed. The put option expires in November 2004. At 30 June 2003, the potential liability arising from the exercise of this put option was $6.8m. However, the Board believes that the value of this vessel will be in excess of this potential liability.

(iii) In support of finance arrangements for a charter of an Austal built vessel, Austal Ships Pty Ltd has entered into an agreement to sell the vessel on behalf of the owner if the charterer does not exercise its option to purchase the vessel at the end of the charter period. In the event that the charterer does not exercise its purchase option and the vessel's sales proceeds are less than the owner's residual value, Austal Ships Pty Ltd will make up the shortfall to a maximum of the guarantee. The charter period expires in February 2004 and may be extended for a further 6 months.

(iv) A subsidiary company has guaranteed the repayment of a loan to a customer by a financier for 1,967,847 Euros. The guarantee expires on 20 June 2006.

(v) A subsidiary company has guaranteed the repayment of a loan to a customer domiciled in Venezuela (see Note 7 a(ii)) by a financier for US$2.8m. The guarantee expires on 31 July 2006. The guarantee provided by Austal is to be secured by the customer via a mortgage over two properties in Venezuela.

Austal Limited
Notes to the Financial Statements

Note 21. Commitments, Contingent Liabilities and Contingent Assets (continued):

Other contingent liabilities not included in the above include:

a) A European fast ferry operator has registered a patent in the United States and Europe in respect of a design for a catamaran hull. It has also applied for a patent in Australia. In Europe, the patent was disallowed. Austal has not sold vessels in the United States to which the patents are likely to apply.

If the patent is granted in Australia, then the owner of the patent may have rights against Austal for an infringement of its patent.

The Board is of the opinion that it is by no means certain that a patent will be granted in Australia in the form in which the fast ferry operator has applied for. In the event the patent is granted in Australia, the most likely remedy to the fast ferry operator is damages. However, Austal would only be liable for damages if:

a) The patent is registered in Australia;
b) The fast ferry operator takes action to seek damages; and
c) Austal is unsuccessful in defending such action to seek damages.

The Board is of the opinion that it is likely Austal would be successful in defending an action for damages and that the maximum amount of any damages claim would be up to US$5.1m and is likely to be a lesser amount. It is the opinion of the Board that the relevant aspects of the hull design relating to the patent application form a very small part of the features of those vessels.

b) The company has given certain indemnities to the vessel owner in respect to a vessel chartered by a subsidiary company. The board is of the opinion that the risk of these indemnities being called upon is small.

c) The parent company has guaranteed the performance of certain contract obligations of a subsidiary.

d) The parent company has guaranteed the bank facilities of its subsidiary companies for $55.9m.

e) A subsidiary company has a dispute over classification and delivery issues on two vessels delivered to a customer. Whilst the dispute is expected to be determined by arbitration there has been no claim made to date.

Contingent assets not included in the above include:

The Company has claimed research and development concession deductions relating to the development of vessels in the years 1999 to 2001. The additional concession deductions of $16.013m have a tax benefit of $4.804m.

These additional concession deductions are either currently under review, or are likely to be reviewed, by the Australian Tax Office or the Industry Research and Development Board. The tax benefit of these additional deductions has not been recognised in the financial statements. Similarly, interest penalties payable, should the deductions be disallowed, have not been recognised in the financial statements.

Austal Limited
Notes to the Financial Statements

Note 22. *Financing Arrangements:*

As at 30 June 2003, the consolidated entity has access to the following financing facilities:

	2003					
	Consolidated			Parent		
	Available	Drawn Down	Unused	Available	Drawn Down	Unused
	$000	$000	$000	$000	$000	$000
Bank Guarantee / Letter of Credit (a)	112,000	92,828	19,172	111,000	92,828	18,172
Bank Loan (unsecured) (b)	40,000	8,467	31,533	-	-	-
Bank Loan (secured)	15,868	7,824	8,044	-	-	-
Total financing facilities	167,868	109,119	58,749	111,000	92,828	18,172

	2002					
	Consolidated			Parent		
	Available	Drawn Down	Unused	Available	Drawn Down	Unused
	$000	$000	$000	$000	$000	$000
Bank Guarantee / Letter of Credit (a)	104,000	91,460	12,540	100,000	88,693	11,307
Construction finance	43,252	13,873	29,379	-	-	-
Bank Loan (secured)	12,354	12,354	-	-	-	-
Total financing facilities	159,606	117,687	41,919	100,000	88,693	11,307

All of the consolidated entity's facilities are subject to annual review and are subject to cancellation at either party's election at each review date or upon expiry of each arrangement.

(a) Various expiry dates up to June 2006.
(b) Bank loan is guaranteed by a third party.

Austal Limited
Notes to the Financial Statements

Note 23. Controlled Entities:

The consolidated financial statements at 30 June 2003 include the following controlled entities. The financial years of all controlled entities are the same as that of the parent entity.

Name of controlled entity	Note	Place of incorporation/ formation	% of shares held 2003	2002
Austal Limited	(a)	Australia	-	-
Austal Ships Pty Ltd		Australia	100	100
Oceanfast Pty Ltd		Australia	100	100
Image Marine Pty Ltd*		Australia	100	100
Seastate Pty Ltd		Australia	70	70
Oceanfast Properties Pty Ltd*		Australia	100	100
Austal Insurance Pte Ltd		Singapore	100	100
Austal Holdings Inc*		USA	100	100
Austal USA LLC		USA	70	70
Oceanfast LLC*		USA	100	100
Oceanfast Exclusive Motor Yachts Pty Ltd*		Australia	100	100
Austal Ships Sales Pty Ltd*		Australia	100	100
Maritima Hesperides SL*		Canary Islands	100	100
Austal Hull 130 Chartering LLC*		USA	100	100

(a) Austal Limited, a public company, is domiciled in Perth, Australia.
The Registered office is located at:
100 Clarence Beach Road
Henderson WA 6166

*These entities will not be subject to audit. However, the auditors have reviewed the results of the companies and state of affairs for the purposes of these financial statements.

Austal Limited
Notes to the Financial Statements

Note 24. Related Party Transactions:

The following persons held the position of director during the year ended 30 June 2003 for the full year unless otherwise indicated:

Mr John Rothwell
Mr Robert McKinnon
Mr Christopher Norman
Mr Kevin Stanley (resigned 15 October 2002)
Mr Michael Atkinson
Mr William Ferris (resigned 5 February 2003)
Mr John Poynton
Mr Achim Drescher

Directors of the consolidated entity conduct transactions with entities within the consolidated entity on terms no more favourable than those the entity would have adopted if it transacted on an arm's length basis. Other than directors' remuneration, no related party transactions occurred with the consolidated entity except:

John Rothwell contracted to purchase goods and services amounting to $68,318 from the consolidated entity. These arrangements were undertaken on normal commercial terms.

Elms Australia Pty Ltd, a company related to Tony Elms, a director of a subsidiary has loaned the consolidated entity $142,124. This amount is included in trade creditors and is interest free.

Directors' Remuneration

Directors of the Company were remunerated according to the following income bandings:

	2003	2002
0 - 9,999	1	-
20,000 - 29,999	1	-
40,000 - 49,999	1	3
50,000 - 59,999	1	-
80,000 - 89,999	1	-
120,000 - 129,999	-	1
190,000 - 199,999	-	1
220,000 - 229,999	-	1
230,000 - 239,999	1	-
330,000 - 339,999	-	1
370,000 - 379,999	1	1
440,000 - 449,999	1	-
The aggregate income of the directors referred to above	$1,266,651	$1,377,088

The total of all income paid or payable, directly or indirectly, from the respective entities of which they are a director, or from any related party, to all the directors of each entity in the consolidated entity was $1,440,412 (2002: $1,541,416). This amount does not include the value of insurance premiums and indemnity payments made for the benefit of directors which are subject to confidentiality agreements.

Note 24. Related Party Transactions (continued):

Executive Officers' Remuneration

The executive officers of the consolidated entity (excluding executive officers working outside Australia during the year) were remunerated according to the following income bandings; the parent does not employ any person:

	2003	2002
150,000 - 159,999	1	1
160,000 - 169,999	3	1
170,000 - 179,999	-	1
200,000 - 209,999	-	1
210,000 - 219,999	1	-
The aggregate income of the executive officers referred to above	$864,254	$692,951

Directors' Shareholdings

The aggregate amount of Directors' shareholdings is 63,236,043 (direct) and 6,600 (indirect). The following directors also participate in the Austal Group Management Share Plan and are subject to the rules summarised in Note 26. Directors have no other equity interest in either the parent entity or its subsidiaries.

Director	Loan ($)	Shares (#)
Robert McKinnon	1,694,777	1,855,186
Michael Atkinson	248,583	285,062
John Poynton	248,583	285,062
Achim Drescher	248,583	285,062

During the year the Austal Group Management Share Plan issued 1,000,000 shares to Robert McKinnon.

Transactions with related parties in the wholly-owned group

The parent entity conducts various transactions with other entities within the group. These transactions are summarised as follows:

Property Rental	Certain entities rent property from the parent on a commercial basis
Vessel Construction	Certain entities undertook to complete vessel construction contracts for the entity. These were undertaken on a cost recovery basis. The parent entity has not entered into any new vessel construction contracts in the financial year.
Loans	The parent entity has made loans to other entities within the group. No interest was charged on these loans.

Transactions with other related parties

Transaction type	Class of related party	2003 $000	2002 $000
Loan advanced	Controlled entity	7,507	3,885
Purchase of materials	Controlled entity	3,719	1,507
Sale of materials	Controlled entity	3,938	2,047

All transactions with other related parties are conducted on commercial terms and conditions.

Austal Limited
Notes to the Financial Statements

Note 25. Financial Instruments:

a) Objectives for Holding Derivative Financial Instruments

The consolidated entity utilises derivative financial instruments to manage specifically identified foreign currency risks. The consolidated entity is primarily exposed to the risk of adverse movements in the Australian dollar relative to certain foreign currencies, including the US Dollar and Euro.

Foreign forward exchange contracts are purchased to hedge the Australian dollar value of foreign currency receipts and payments arising from export sales, and the purchase of components for construction. Foreign forward exchange contracts commit the consolidated entity to buy or sell foreign currencies at an agreed rate of exchange.

b) Foreign Exchange

The following table summarises by currency the Australian dollar value of forward foreign exchange agreements and foreign currency options. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent the Australian dollar equivalent of commitments to purchase foreign currencies, and the 'sell' amount represents the Australian dollar equivalent of commitments to sell foreign currencies. Contracts to buy and sell foreign currency are entered into from time to time to offset purchase and sale obligations so as to maintain a properly hedged position.

Austal Limited
Notes to the Financial Statements

Note 25. Financial Instruments (continued):

	2003				2002			
	Average Rate	Buy $000	Average Rate	Sell $000	Average Rate	Buy $000	Average Rate	Sell $000
United States dollars								
less than 3 months		-	0.5325	28,085		-	0.5401	71,133
3 - 12 months		-	0.5484	85,305		-	0.5666	43,597
13 months or greater		-	0.5848	32,146		-	0.4996	13,010
		-		145,536		-		127,740
Danish Kroner								
less than 3 months	5.0166	37		-	4.7316	24		-
Great British Pounds								
less than 3 months	0.4741	411		-	0.3925	1,299		-
Hong Kong Dollars								
less than 3 months		-	4.2784	4,822		-	3.9568	18,261
3 - 12 months		-	4.3010	1,861		-	3.9230	4,079
		-		6,683		-		22,340
Sweden Kroner								
less than 3 months	5.4010	1,615		-	5.5767	1,289		-
3 - 12 months	5.4629	1,040		-	5.4968	1,149		-
		2,655		-		2,438		-
Norway Kroner								
3 - 12 months		-		-		-	4.6202	22,667
Euro								
less than 3 months		-	0.5471	26,815	0.5848	1,932		-
3 - 12 months		-	0.5497	53,851	0.5934	4,618		-
13 months or greater		-	0.5492	21,122		-		-
		-		101,788		6,550		-
Kuwait Dinars								
3 - 12 months		-	0.1686	6,266		-		-
Singapore Dollars								
less than 3 months	1.1567	58		-		-		-

Austal Limited
Notes to the Financial Statements

Note 25. Financial Instruments (continued):

c) Interest Rate Risk Exposures

The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities. The following table summarises interest rate risk for the consolidated entity, together with effective interest rate as at the balance date. Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

2003	Floating Interest Rate $000	Fixed 1 Year or less $000	Fixed 1 - 5 Years $000	Non-Interest Bearing $000	Total $000	Average Interest Rate Floating	Average Interest Rate Fixed
FINANCIAL ASSETS							
Cash - AUD	16,932	-	-	-	16,932	4.60%	-
Cash - USD	8,397	-	-	-	8,397	1.60%	-
Cash - GBP	42	-	-	-	42	3.00%	-
Cash - HKD	-	-	-	504	504	-	-
Cash - EUR	5,770	-	-	-	5,770	1.25%	-
Trade debtors	-	9,303	30,859	-	40,162	-	5.75%
Hedge asset	-	-	-	28,079	28,079	-	-
	31,141	9,303	30,859	28,583	99,886		
FINANCIAL LIABILITIES							
Trade creditors	-	-	-	33,706	33,706	-	6.5%
Other loans	-	10,639	8,004	-	18,643	-	3.40%
Deferred hedge revenue	-	-	-	27,593	27,593	-	-
	-	10,639	8,004	61,299	79,942		

2002	Floating Interest Rate $000	Fixed 1 Year or less $000	Fixed 1 - 5 Years $000	Non-Interest Bearing $000	Total $000	Average Interest Rate Floating	Average Interest Rate Fixed
FINANCIAL ASSETS							
Cash - AUD	45,461	-	-	-	45,461	4.85%	-
Cash - USD	2,575	-	-	-	2,575	3.00%	
Cash - HKD	(150)	-	-	-	(150)	3.00%	
Cash - EUR	434	-	-	-	434	3.00%	-
Trade debtors	-	29,484	10,389	-	39,873	-	7.00%
	48,320	29,484	10,389	-	88,193		
FINANCIAL LIABILITIES							
Trade creditors	-	-	-	23,525	23,525	-	-
Other loans	-	13,873	12,822	-	26,695	-	7.75%
	-	13,873	12,822	23,525	50,220		

Austal Limited
Notes to the Financial Statements

Note 25. Financial Instruments (continued):

d) **Foreign Currency Exposures**

The consolidated entity is exposed to currency exchange rate risk through primary financial assets and liabilities, and anticipated future transactions modified through derivative financial instruments such as forward exchange agreements and currency options. The following table summarises by currency, in Australian dollars, the foreign exchange risk in respect of recognised financial assets, liabilities and derivatives entered to hedge anticipated future transactions. Financial assets and liability captions in which all amounts are denominated in Australian dollars are not included in these tables.

2003	Australian Dollars $000	United States Dollars $000	Great British Pounds $000	Europe Euro $000	Hong Kong Dollars $000	Total $000
Financial Assets						
Cash	16,932	8,397	42	5,770	504	31,645
Trade debtors	28,532	11,495	135	-	-	40,162
	45,464	19,892	177	5,770	504	71,807
Financial Liabilities						
Bank loan (secured)	-	7,824	-	-	-	7,824
Creditors (interest-bearing)	-	2,172	-	-	-	2,172
Trade creditors	25,676	7,764	266	-	-	33,706
	25,676	17,760	266	-	-	43,702

2002	Australian Dollars $000	United States Dollars $000	Great British Pounds $000	Europe Euro $000	Singapore Dollars $000	Total $000
Financial Assets						
Cash	45,461	2,575	-	434	(150)	48,320
Trade debtors	32,359	5,295	-	58	-	37,712
	77,820	7,870	-	492	(150)	86,032
Financial Liabilities						
Bank loan	-	12,354	-	-	-	12,354
Construction finance	-	13,873	-	-	-	13,873
Trade creditors	23,525	-	-	-	-	23,525
	23,525	26,227	-	-	-	49,752

Anticipated future transactions

The following forward exchange contracts to buy/(sell) currencies have been entered into and exist at period end:

	2003 $000	2002 $000
Australian dollars	257,112	162,436
United States dollars	(145,536)	(127,740)
Hong Kong dollars	(6,683)	(22,340)
Swedish kroner	2,655	2,438
Norway kroner	-	(22,667)
Danish kroner	37	24
Great British pounds	411	1,299
Euros	(101,788)	6,550
Kuwait dinars	(6,266)	-
Singapore dollars	58	-
TOTAL	-	-

Note 25. Financial Instruments (continued):

e) *Credit Risk Exposures*

Credit exposure represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under the derivatives or to be received from financial assets. The notional amounts of derivatives are not a measure of this exposure. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations given their credit ratings.

The consolidated entity's exposures to balance sheet credit risk are as indicated by the carrying amounts of its financial assets. The major geographic concentration of credit risk arising from the location of the counterparties to the consolidated entity's financial assets is as follows: Australia $17.393m (2002: $24.301m); United States of America $3.321m (2002: $3.913); Europe $7.734m (2002: $8.464m); and South America $7.400m (2002: $3.195).

The credit risk amounts do not take into account the value of any collateral or security.

f) **Net Fair Value of Financial Assets and Liabilities**

The carrying amounts and estimated net fair values of financial liabilities (including derivatives) held at balance date are given below. All financial assets are carried at their net fair value. Short-term instruments where carrying amounts approximate net fair values, are omitted. The net fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in a current transaction between willing parties after allowing for transaction costs.

	2003		2002	
	Carrying Amount $000	**Net Fair Value $000**	**Carrying Amount $000**	**Net Fair Value $000**
Financial liabilities				
Short term debt	4,510	4,510	26,227	26,227
Long term debt	14,133	14,133	468	468
Derivatives				
Foreign exchange contracts	27,593	27,593	Nil	3,536

The carrying amounts shown in the table are included in the Statement of Financial Position.

The following methods and assumptions were used to estimate the net fair value of each class of financial instrument:

Short and long term debt - The net fair value of short and long term debt is estimated by discounting expected cash flows at the interest rates currently offered to the consolidated entity for debt of the same remaining maturities and security plus costs expected to be incurred were the liability settled.

Foreign exchange contracts - The net fair value of forward foreign exchange contracts is determined by reference to amounts quoted by the consolidated entity's banks.

Austal Limited
Notes to the Financial Statements

Note 25. Financial Instruments (continued):

g) Hedges of Anticipated Future Transactions

Austal Limited has entered into forward exchange contracts at reporting date to hedge specific transactions. These hedges are treated as specific, in accordance with UIG 33, as the approximate value of the transaction and the entities with which the transactions will be entered is presently known. Based on the spot exchange rates at balance date, the consolidated entity's foreign exchange hedge book has a positive fair value of $28.079 million and is included in the Statement of Financial Position as other financial assets with an amount of $27.593 million deferred hedge revenue recognised in the Statement of Financial Position. There is no impact on profit and loss.

Note 26. Austal Group Management Share Plan:

The Company established the first Austal Group Management Share Plan by which directors and certain managers can participate in owning shares in the Company. The key features of the Plan are:

(a) The initial shares under the plan were acquired at market value from a former director prior to the listing of the Company. An independent valuation was undertaken by Messrs Gorey Sinclair to determine this price.

(b) Austal will offer to loan participants up to 100% of the purchase consideration for their shares on a limited recourse basis. However, this amount may be varied at the discretion of the Board.

(c) The shares are made available to the participants at market value.

(d) The Board at its discretion will determine the number of shares that will be made available to each participant.

(e) The shares are required to be held by a trustee on behalf of the participant. Shares may not be transferred to a participant for at least 12 months. After this period, 20% of a participant's shares will become eligible to be transferred provided any loan in respect of these shares has been repaid. An additional 20% will become eligible to be transferred to the participant at the end of each 12-month period thereafter on the same terms, so that a participant may hold 100% of his shares at the end of 5 years.

(f) Dividends on shares held under the Plan must be applied to pay interest on the loans. Participants with an interest in shares under the Plan have full voting rights.

(g) Interest on the loans will be charged at a fixed rate of 6%, or such other rate as determined by the Board.

(h) Upon termination of employment or contract arrangements the shares must be sold and the loan (if any) repaid.

Note 26. Austal Group Management Share Plan (continued):

The Company established the second Austal Group Management Share Plan by which managers can participate in owning shares in the Company. The key features of the Plan are:

(a) The initial shares under the plan were acquired at market value from an issue of shares

(b) Austal will offer to loan eligible managers up to 90% of the purchase consideration for their shares on a limited recourse basis. However, this amount may be varied at the discretion of the Board.

(c) The shares are made available to the managers at market value.

(d) The Board at its discretion will determine the number of shares that will be made available to each eligible manager.

(e) The shares are required to be held by a trustee on behalf of the manager. Shares may not be transferred to a manager for at least 12 months. After this period, 20% of a manager's shares will become eligible to be transferred provided any loan in respect of these shares has been repaid. An additional 20% will become eligible to be transferred to the manager at the end of each 12-month period thereafter on the same terms, so that a manager may hold 100% of his shares at the end of 5 years.

(f) Dividends on shares held under the Plan must be applied to pay interest on the loans. Managers with an interest in shares under the Plan have full voting rights.

(g) Interest on the loans will be charged at a fixed rate of 60% of any dividends paid, or such other rate as determined by the Board.

(h) Upon termination of employment or contract arrangements the shares must be sold and the loan (if any) repaid. The trustee may arrange a sale of shares to eligible managers.

At balance date the trustee on behalf of the plans holds a total of 12,865,024 shares.

Details of the Austal Group Management Share Plan are shown below

	2003	2002
Total shares issued to employees during the year (000's)	1,570	-
Total shares issued to employees at balance date (000's)	11,956	12,301
Total number sold by employees during the year (000's)	1,915	-
Total shares held by trustee on behalf of plan at balance date (000's)	12,865	13,023
Total shares vested at balance date (000's)	5,828	3,922
Shares available at balance date for purchase (000's)	909	722
Total number of employees eligible to participate in the plan	38	39
Total market value of issues during the year ($000's)	1,565	-
Proceeds received and receivable from issues during the year ($000's)	1,565	-

Note 27. Subsequent Events:

On 29 August 2003, a subsidiary company, together with the subsidiary company's bid partner Defence Maritime Service, were nominated as the preferred tenderer to construct 12 navy patrol vessels for the Royal Australian Navy.

Directors' Declaration

The directors declare that:

a) The financial statements and associated notes comply with the accounting standards and Urgent Issues Group consensus views;

b) The financial statements and notes give a true and fair view of the financial position and performance as at 30 June 2003 and performance of the Company and consolidated entity for the year then ended; and

c) In the directors' opinion,

(i) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(ii) The financial statements and notes are in accordance with the Corporations Act 2001, including sections 296 and 297.

This statement has been made in accordance with a resolution of directors.

Bob McKinnon
Managing Director

John Poynton
Director

Dated at Henderson this 5th day of September 2003

Corporate Governance

The Board of Directors of Austal Limited is responsible for the corporate governance of the consolidated entity. The Board has adopted the following Corporate Governance Policy:

1. COMPOSITION OF THE BOARD

The Board shall comprise of Directors with a range of qualifications, expertise and experience. The selection of the Board members shall always be for the purpose of their ability to add value to the Company.

For the purpose of efficient working the preferred number of directors in office at any one time is between 3 and 10.

The Board is responsible to the shareholders for the performance of the Company in the short term and long term. The focus of the Board is to guide and monitor the activities of Austal Limited on behalf of the shareholders.

2. RELATIONSHIP BETWEEN THE BOARD AND MANAGEMENT

The relationship between Management and the Board is a partnership that is crucial to the Company's long term success. The broad separation of responsibilities between Management and the Board as hereunder defined should be respected and clearly understood.

The Board gives direction and exercises judgement in setting the Company's objectives and overseeing their implementation. The Managing Director is responsible to the Board for the day to day management of the Company.

3. THE BOARD'S FUNCTIONS

The Board's functions include:

(a) Adopting a Strategic Plan for the Company, including general and specific goals and comparing actual results with the Plan, designed to meet stakeholders' needs and manage business risk.

(b) Appointment, performance assessment, and if necessary, removal of the Managing Director.

(c) Adopting clearly defined delegations of authority from the Board to the Managing Director.

(d) Agreeing key performance indicators (both financial and non-financial) with Management and monitoring progress against these indicators.

(e) Taking steps designed to protect the Company's financial position and its ability to meet its debts and other obligations as they fall due.

(f) Establishing and monitoring policies directed to ensuring that the Company complies with the law and conforms with the highest standards of financial and ethical behaviour.

(g) Determining that the Company has instituted adequate reporting systems and internal controls (both operations and financial) together with appropriate monitoring of compliance activities.

(h) Determining that the Company accounts are true and fair and are in conformity with reporting requirements.

(i) Reporting to shareholders.

4. **COMMITTEES OF THE BOARD**

The Board has appointed the following Committees:

Audit Committee, which must comprise of at least one Non Executive and one Executive director to be elected by the Board. The Board shall also elect the Chairman of the Audit Committee. The Chairman of the Board of the Company shall be ineligible for election to the Audit Committee. On 1st March 2003, Mr Derek Parkin FCA, CPA, FAICD was appointed as a member of the audit committee, although he is not a director of the Company. Mr Parkin is a Board member of the Institute of Chartered Accountants in Australia and an Adjunct Professor at the University of Notre Dame Australia. The function of the audit committee is to:

(a) Ensure compliance with statutory reporting responsibilities.
(b) Liaise with, assess the quality and review the scope of work of the external auditors.
(c) Enable the auditors to communicate any concerns to the Board.
(d) Advise the Board on the appointment of the external auditors and the results of their work.
(e) Assess the adequacy of accounting, financial and operating controls.
(f) Assess the effectiveness of the management of business risk and reliability of management reporting.
(g) Report to the Board any significant deficiencies identified above.

Remuneration/Nomination Committee, which must comprise of at least two Non Executive directors. The Committee ensures the Board operates within its guidelines, reviews the remuneration of all directors and makes recommendations to the board and selects candidates for the position of director, when necessary.

5. **OUTSIDE DIRECTORSHIPS**

Specific guidelines apply for acceptance of outside directorships by Executive and Non Executive directors.

6. **DEALING IN SECURITIES OF THE COMPANY**

A director shall comply with the Company's share trading rules and like rules, which may from time to time be added thereto or substituted therefore by the directors. The rules as at the date of adoption of this Policy are:

(a) Notwithstanding the requirements of the legislation concerning insider trading, directors are obliged to restrict their trading in securities of Austal Limited shares to a period of four months following the release by Austal Limited of half yearly and preliminary final reports. With effect from 2nd September 2003 the restricted trading period with be reduced from four months to six weeks. Directors shall also be restricted from trading in Austal Limited shares for 24 hours following any announcement by the Company to the Australian Stock Exchange; and

(b) Any director intending to buy or sell shares in the Company and in any company in which the Company has an interest, is required to notify the Chairman of his/her intentions before proceeding with the transactions.

7. **ETHICAL STANDARDS AND PERFORMANCE**

The Board acknowledges the need for continued maintenance of the highest standards of corporate governance practice and ethical conduct by all directors and employees of the Austal Group. A Code of Ethics has been adopted.

A fundamental theme is that all business affairs are conducted legally, ethically and with the strict observance of the highest standards of integrity and propriety. The directors and management have the responsibility to carry out their functions with a view to maximising financial performance of the consolidated entity. This concerns the propriety of decision making in conflict of interest situations and quality of decision making for the benefit of shareholders.

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent audit report to members of Austal Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Austal Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Austal Limited is in accordance with:

(a) the Corporations Act 2001, including:
   (i) giving a true and fair view of the financial position of Austal Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Robert A Kirkby
Partner
Perth

5 September 2003

Shareholder Information

The following information was extracted from the Company's register as at 31 July 2003

Distribution of Shares

Spread of Holdings	Number of Holders	Number of Units	% of Total Issued Capital
1 -1,000	691	512,944	0.26
1,001 - 5,000	2,494	7,236,168	3.75
5,001 - 10,000	946	7,515,168	3.90
10,001 - 100,000	799	19,018,920	9.86
100,001 and over	66	158,628,673	82.23
	4,996	192,911,873	100.00

Twenty Largest Shareholders

Rank	Shareholder	Total Units	% Issued Capital
1	Austro Pty Ltd	31,450,745	16.30
2	Longreach (WA) Pty Ltd	28,595,621	14.82
3	J P Morgan Nominees Australia Limited	16,261,543	8.43
4	Citicorp Nominees Pty Ltd	12,920,757	6.70
5	Austal Group Management Share Plan Pty Ltd	12,661,791	6.56
6	Onyx (WA) Pty Ltd	11,790,834	6.11
7	Pearce Holdings Pty Ltd	6,968,802	3.61
8	Mr Vincent Michael O'Sullivan	4,368,000	2.26
9	Garry Heys & Dorothy Heys	3,494,670	1.81
10	RBC Global Services Australia Nominees Pty Ltd	3,201,211	1.66
11	National Nominees Limited	2,506,280	1.30
12	ANZ Nominees Limited	2,107,725	1.09
13	Cogent Nominees Pty Ltd	2,047,943	1.06
14	Lavinia Shipping Ltd	1,989,387	1.03
15	Zilon Pty Ltd	1,773,940	0.92
16	Westpac Custodian Nominees Limited	1,505,885	0.78
17	Pepperwood Holdings Pty Ltd	1,415,737	0.73
18	Argo Investments Limited	1,200,000	0.62
19	Kevin Stanley & Julie Stanley	1,165,197	0.60
20	AMP Life Limited	946,788	0.49
		148,372,856	76.88

Substantial Shareholders

Name	Number of Ordinary Shares
Austro Pty Ltd (J Rothwell)	33,224,685
Longreach (WA) Pty Ltd (C Norman)	28,608,221
Onyx (WA) Pty Ltd (G Heys)	15,285,504
Australia and New Zealand Banking Group	13,942,966
Commonwealth Bank	12,669,030
ING Australia Holdings Limited	12,259,847
Pearce Holdings Pty Ltd (K Stanley)	8,926,369

Voting Rights

All ordinary shares issued by Austal Limited carry one vote per share without restriction.

Corporate Directory

Directors

Executive Directors

John Rothwell

Bob McKinnon

Michael Atkinson

Non Executive Directors

Achim Drescher

John Poynton

Christopher Norman

Robert Browning

Auditors

Ernst & Young

Level 34, 152 St George's Terrace

Perth WA 6000

Company Secretary

Michael Atkinson

Registered Office

100 Clarence Beach Rd

Henderson WA 6166

Telephone: +61 8 9410 1111

Facsimile: +61 8 9410 2564

Share Registry

Advanced Share Registry

Level 7

200 Adelaide Terrace

Perth WA 6000

Telephone: +61 8 9221 7288

Facsimile: +61 8 9221 7869